Exhibit 99.4
In accordance with Listing Rule 9.6.14, Wolseley plc (the ‘Company’) announces that John W Whybrow, Chairman of the Company, will step down as Chairman and non executive director from CSR plc with effect from 2 May 2007.
FURTHER INFORMATION:
Mark J White — Group Company Secretary and Counsel
Guy Stainer — Head of Investor Relations
22 February 2007